Exhibit 99.1

ASX Announcement

23 June 2026

Unmarketable Parcel Facility Update

Immuron Limited (ASX: IMC; NASDAQ: IMRN) (Immuron or Company) refers to its announcement dated 13 April 2026 and is pleased to announce that it has completed its small holding share sale facility (Facility).

The Company offered the Facility for shareholders with less than a marketable parcel based on its share price and share register as at close of trade on 8 April 2026 (Record Date). Under Australian Securities Exchange (ASX) Listing Rules, a marketable parcel of shares is a parcel of ordinary shares (Shares) of not less than $500, based on the closing price of the Shares on the ASX.

Under the terms of the Facility, shareholders who held 18,518 or less Shares in an individual holding at the Record Date were eligible to participate (Eligible Shareholder). Eligible Shareholders had until 5.00pm (Sydney time) on 1 June 2026 to opt out of the Facility or increase their individual shareholding to a marketable parcel (Closing Date). Eligible Shareholders that did not exercise either of these options by the Closing Date have had their Shares acquired (Participating Shareholders).

As previously announced, the Company appointed Henslow to sell the Shares under the Facility either on the market or in any other manner they consider to be fair and reasonable. Henslow has advised the Company that the offer from the Company to buy-back the Shares (in accordance with section 257B of the Corporations Act 2001 (Cth)) at the price of $0.032 per share, being the Volume Weighted Average Price calculated over the 5 trading days (15 June – 19 June) (Sale Price) is currently the best price reasonably obtainable for the Shares.

Accordingly, the Participating Shareholders will receive the Sale Price for each Share bought-back by the Company (Buy-back). No brokerage or any other costs were included in calculating this Sale Price, thereby allowing Participating Shareholders to sell their Shares without incurring any transactional costs.

Any tax consequences arising from the sale of the Shares will be the Participating Shareholders’ responsibility. Tax may be payable on any gains made on the sale of the Shares. This will depend on individual personal taxation circumstances. Participating Shareholders should obtain independent tax advice from an appropriate tax adviser regarding any questions they have about their personal taxation circumstances.

In total, 3,805,528 shares have been acquired and will be cancelled by the Company, which had an aggregate value of $121,777. The Company expects that following this completion of the Buy-back, it will reduce the administrative costs of managing small holdings.

As at the Closing Date, the outcome of the Buy-back on the Company’s capital structure is as follows:

Number of ordinary shares on issue before completion of the Buy-back	326,653,609
Number of shareholders before completion of the Buy-back	2,264
Number of ordinary shares on issue after completion of the Buy-back	322,848,081
Number of shareholders after completion of the Buy-back	1,253

The Sale Price will be dispatched to Participating Shareholders in the coming days to the bank account registered with Boardroom Pty Limited (Share Registry). If Participating Shareholders bank account details are not up to date or not recorded, a cheque will be sent to the postal address as shown in the share register.

This announcement has been authorised by the Board of Immuron.

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COMPANY CONTACT:

Steven Lydeamore

Chief Executive Officer

steve@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

Immuron Platform Technology

Immuron’s proprietary technology is based on polyclonal immunoglobulins (IgG) derived from engineered hyper-immune bovine colostrum. Immuron has the capability of producing highly specific immunoglobulins to any enteric pathogen and our products are orally active. Bovine IgG can withstand the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes found in the Gastrointestinal (GI) tract. Bovine IgG also possesses this unique ability to remain active in the human GI tract delivering its full benefits directly to the bacteria found there. The underlying nature of Immuron’s platform technology enables the development of medicines across a large range of infectious diseases. The platform can be used to block viruses or bacteria at mucosal surfaces such as the Gastrointestinal tract and neutralize the toxins they produce.

For more information visit: https://www.immuron.com.au/ and https://www.travelan.com

Subscribe to Immuron’s InvestorHub: Here

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

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